Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

United States

Jefferies LLC

520 Madison Avenue

New York, NY 10022

United States

June 2, 2020

VIA EDGAR

Mr. Larry Spirgel

Mr. Jeff Kauten

Mr. Robert Littlepage

Mr. Joseph Cascarano

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Dada Nexus Limited (CIK No. 0001793862)
Registration Statement on Form F-1, as amended (File No. 333-238193)

Ladies and Gentlemen:

We hereby join Dada Nexus Limited (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:30 p.m., Eastern Time, on June 4, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 1,100 copies of the Company’s preliminary prospectus dated June 1, 2020 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As a representative of the several underwriters

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Wei Cai
Name in Print: Wei Cai
Title:	Managing Director

[Signature Page to the Acceleration Request]

Very truly yours,

As a representative of the several underwriters

BofA Securities, Inc.

By:	/s/ Tucker Highfield
Name in Print: Tucker Highfield
Title: Managing Director

[Signature Page to the Acceleration Request]

Very truly yours,

As a representative of the several underwriters

Jefferies LLC

By:	/s/ Cully Davis
Name in Print: Cully Davis
Title: Vice Chairman

[Signature Page to the Acceleration Request]